

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 7, 2017

Via E-mail
Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive
Suite 901
Miami, FL 33133

> Re: **Watsco, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **Form 8-K Filed February 14, 2017**
> **Form 8-K Filed April 25, 2017**
> **File No. 001-05581**

Dear Ms. Menendez:

We have reviewed your filings and have the following comment. Please respond within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response, we may have additional comments.

Form 8-K Filed February 14, 2017
Form 8-K Filed April 25, 2017

1. It appears that your presentation of operating cash flow per share is not consistent with the guidance in our response to Question 102.05 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance and tell us how you intend to revise your future earnings releases.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551- 3709 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction